Mail Stop 3561

                                                                 August 21,
2018

   Jay Stasz
   Chief Financial Officer
   Ollie's Bargain Outlet Holdings, Inc.
   6295 Allentown Boulevard, Suite 1
   Harrisburg, Pennsylvania 17112

           Re:    Ollie's Bargain Outlet Holdings, Inc.
                  Form 10-K for the Fiscal Year Ended February 3, 2018 Filed April 4, 2018
                  File No. 001-37501

   Dear Mr. Stasz:

           We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

           After reviewing your response to this comment, we may have additional comments.

   Form 10-K for the Fiscal Year Ended February 3, 2018

   Item 7. Management's Discussion and Analysis of Financial Condition and Results of
   Operations

   Critical Accounting Policies and Estimates, page 39

       1. Please explain to us why you do not believe that any of your significant accounting policies or estimates meet the definition of critical policies or estimates. In this regard, the accounting policy notes in the financial statements generally describe the method used to apply an accounting principle and the discussion in MD&A should supplement such disclosures by presenting an analysis of the uncertainties involved in applying a principle at a given time and the variability that is reasonably likely to result from its application over time.
 Jay Stasz
Ollie's Bargain Outlet Holdings, Inc.
August 21, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Andrew Blume,
Staff Accountant at (202) 551-3254 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

                                                          Sincerely,

                                                          /s/ Jennifer Thompson

                                                          Jennifer Thompson
                                                          Accounting Branch
Chief
                                                          Office of Consumer
Products